[Letterhead of @Road, Inc.]

July 28, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 90549

Re:	@Road, Inc. Application for Withdrawal of Registration Statement on Form S-3 Commission File No: 333-116700

Ladies and Gentlemen:

     Pursuant to Rule 477(b) promulgated under the Securities Act of 1933, as amended, @Road, Inc. (the “Registrant”) hereby applies to have the above-referenced registration statement, together with all exhibits thereto (together, the “Registration Statement”), immediately withdrawn.

     The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on June 21, 2004 in connection with the proposed merger of a subsidiary of the Registrant with and into MDSI Mobile Data Solutions Inc. (“MDSI”) pursuant to a Combination Agreement dated as of April 12, 2004, as amended (the “Combination Agreement”), among the Registrant, Orion Exchangeco, Ltd. and MDSI. The Registrant requests withdrawal of the Registration Statement because the Combination Agreement has been terminated by the parties and the proposed merger will not be pursued further, as disclosed by the Registrant in a Form 8-K filed with the Commission on July 27, 2004. None of the Registrant’s common stock, par value $0.0001 per share, has been issued under the Registration Statement.

     Accordingly, the Registrant hereby requests that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

     If you have any questions regarding the foregoing application for withdrawal, please contact Steven J. Tonsfeldt of Heller Ehrman White & McAuliffe LLP, legal counsel to the Registrant at (650) 324-7000.

Sincerely, @Road, Inc.
/s/ Krish Panu
Krish Panu
Chief Executive Officer

cc:	James D. Fay Steven J. Tonsfeldt Mark B. Weeks